SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 3, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 3, 2017.

BANCO MACRO S.A.

EXTENSION OF THE AGENDA IN

NOTICE OF THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING

TO BE HELD ON APRIL 28TH 2017 AT 11:00 AM.

Please be advised that the General and Special Shareholders’ Meeting called for April 28th 2017, at 11:00 am, to be held at Sarmiento 447, Capital Federal and notice of which is to be published from March 27th to March 31st in the Official Gazette and El Cronista Comercial, shall also discuss the following additional items of the Agenda:

15) Increase the corporate capital of Banco Macro S.A. on the amount of up to the nominal value of $74,000,000 (nominal value seventy-four million), through the issuance of up to 74,000,000 (seventy-four million) new Class B book-entry common shares, entitled to 1 (one) vote per share and of par value AR $1 (one Argentine Peso) each and entitled to receive dividends ranking pari passu the then outstanding Class B book-entry common shares, to be offered under a public offering within the country or abroad. Determine the values within which the Board shall establish the premium on the new issued shares.

16) Reduce the term allowed for the exercise of the preemptive right and the right of the remaining shareholders to increase their ownership by picking up the new Class B book-entry common shares up to the statutory minimum term of ten (10) days as provided for under section 194 of the Argentine Business Company Law No. 19550, as amended.

17) Request the relevant authorization to make the public offering in the country and/or in the foreign markets as the Board may determine, and listing at the Mercado de Valores de Buenos Aires S.A., the New York Stock Exchange and/or the foreign stock exchanges and/or markets as the Board may as well designate.

18) Delegate to the Board all necessary powers to (i) implement the capital increase and the any issuance terms and conditions not established by the Shareholders’ Meeting, and authorize the Board so that it may, if necessary, decide an additional increase of up to 15% in the number of authorized shares in case of oversubscribed issue, under Sect. 62 of the Argentine Capital Market Law No. 26831; (ii) request the public offering and listing of the shares (or share certificates) to be issued pursuant to the capital increase previously resolved to the Argentine Securities Exchange Commission, the US Securities and Exchange Commission, the Buenos Aires Stock Exchange, the New York Stock Exchange and/or any other similar entity abroad, (iii) execute and deliver any and all kinds of agreements with local and/or foreign financial entities and perform all necessary and/or convenient acts aimed at implementing the resolutions approved by this Shareholders’ Meeting, (iv) if necessary, extend and/or adjust the American Depositary Receipts program currently in force between the Bank and The Bank of New York Mellon as depositary, representing American Depositary Shares and delegate to the Board the determination of all the terms and conditions and the scope thereof, and (v) implement all other resolutions as this Shareholders’ Meeting may adopt regarding Items 15, 16 and 17 of the Agenda. Authorize the Board to subdelegate the above described powers to one or more directors and/or managers of Banco Macro S.A., pursuant to the Rules of the Argentine Securities Exchange Commission.

19) In case under item 9 of the Agenda, an alternate director elected by the General and Special Shareholders’ Meeting of April 26th 2016 is appointed regular director, designate an alternate director to hold office for two fiscal years to fill the vacancy in such office.

THE BOARD OF DIRECTORS

NOTAS: When considering items 16, 17 and 18, the Shareholders’ Meeting shall be held as a Special Meeting. In order to attend the Shareholders’ Meeting, all Shareholders shall by April 24th 2017, at Sarmiento 447, Capital Federal, from 10 am to 3 pm: (a) deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be; (b) inform holder’s name and last name or complete corporate name, identity card type and number of individuals or, if the shareholder is a legal entity, then they shall furnish all registration data expressly stating the registry with which such legal entity filed all its organizational documents and the jurisdiction and domicile thereof and the domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of any shareholder shall provide identical information; and (c) all shareholders being trusts, foundations or any other similar legal entity, as well as all companies incorporated abroad, who shall in turn be registered with the relevant Public Registry of Commerce under sections 118 or 123 of Law no. 19550, as amended, as the case may be, shall submit the documents required under section 26, Chapter II, Section II of the Rules of the Argentine Securities Exchange Commission. In order to comply with the Recommendation included in item V.2.5 of Exhibit IV, Section IV of the Rules of the Argentine Securities Exchange Commission, attendants shall be requested to disclose, before putting the matter to a vote, the decision of each of the candidates to be elected as directors regarding the adoption or not of a Code of Corporate Governance and the reasons for taking such stand.

Jorge Horacio Brito

Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 3, 2017

MACRO BANK INC.

By:	/s/ Jorge H. Brito
Name: Jorge H. Brito
Title: Chief Executive Officer